UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

636375107
(CUSIP Number)

Leonard J. Sokolow
National Holdings Corporation
1200 North Federal Highway, Suite 400
Boca Raton, FL 33432
(561) 981-1005
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
(Amendment No. 3)
CUSIP NO. 636375107
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leonard J. Sokolow
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,438,055**
	8	SHARED VOTING POWER 831,623***
	9	SOLE DISPOSITIVE POWER 1,438,055**
	10	SHARED DISPOSITIVE POWER 831,623***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,269,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%****
14	TYPE OF REPORTING PERSON IN
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes (i) 201,041 shares issuable upon conversion of Series C Preferred Stock, (ii) 67,014 shares issuable upon exercise of vested warrants; and (iii) 1,170,000 shares issuable upon exercise of fully-vested stock options, including those vesting with 60 days of this report.
*** This amount includes (i) 15,555 shares of Common Stock held by the reporting person’s adult son, (ii) 15,555 shares of Common Stock held by the reporting person’s wife as custodian for the reporting person’s minor son, and (iii) 800,513 shares of Common Stock held jointly by the reporting person and his wife.  The reporting person expressly disclaims beneficial ownership of the shares of common stock held by the reporting person’s adult son and by the reporting person’s wife as custodian for the reporting person’s minor son, and this statement shall not be deemed an admission that the reporting person is the beneficial owner of these shares.
**** Calculated after including the above referenced shares of Common Stock issuable upon exercise of fully-vested stock options in the numerator and the denominator.

Item 1.   Security and Issuer .

This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed on July 2, 2008 and as amended by Amendment No. 1 to the Statement on Schedule 13D filed on July 21, 2009 and amendment No 2 filed on May 6, 2010 (collectively, the “Original Schedule 13D”) by Leonard J. Sokolow (the “Reporting Person”) and relating to the common stock, par value $.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Issuer”). Except as disclosed herein, there has been no change in the information previously reported in the Original Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Schedule 13D.

This Amendment No. 3 to Statement on Schedule 13D and the Original Schedule 13D are hereinafter collectively referred to as this “Statement.”

Item 3.   Source and Amount of Funds or Other Consideration .

The information set forth in Item 3 of the Original Statement is hereby amended and supplemented by adding the following:

On July 12, 2010, the Reporting Person entered into that certain Securities Purchase Agreement (the “Purchase Agreement”), by and among the Company, the Reporting Person and the additional purchasers named therein. Pursuant to the Purchase Agreement, among other things, the Reporting Person purchased aggregate of (i) 2,010 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) and (ii) a warrant to purchase 201,041 shares of the Company’s Common Stock (the “Conversion Warrant”).  The Series C Preferred Stock is convertible into an aggregate of 201,041 shares of Common Stock.  The funds to purchase the above securities were obtained by converting the Company’s promissory note in the principal amount of $100,000, plus accrued interest, as described in the following paragraph.

On June 10, 2010, the Company completed a private placement of $1,700,000 of subordinated notes, of which the Reporting Person purchased a note in the principal amount of $100,000. This note was purchased with personal funds of the Reporting Person.

Item 4.   Purpose of Transaction .

The information set forth in Item 4 of the Original Statement is hereby amended and supplemented by adding the following:

The Reporting Person acquired the securities referenced in Item 3 above solely for the purpose of investment.  The investment is subject to the terms of the July 2010 Purchase Agreement, the Certificate of Designations for the Series C Preferred Stock (the “Certificate of Designations”), the Certificate of Correction to the Certificate of Designations (the “Certificate of Correction”), the Conversion Warrant and the Registration Rights Agreement, dated as of July 12, 2010, by and between the Company, the Reporting Person and the additional purchasers named therein (the “July 2010 Registration Rights Agreement”), which are attached as exhibits to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 14, 2010, and are incorporated herein by reference.  The Reporting Person is a member of the Board of Directors of the Company.

The shares of Series C Preferred Stock held by the Reporting Person are initially convertible into an aggregate of 201,041 shares of Common Stock at a conversion price of $0.50 per share.  The Series C Preferred Stock has no dividend rights, votes on an as-converted basis with the Common Stock (less one share) and has a liquidation preference of $50.00 per share, which is junior in preference only to the holders of the Company’s Series A Preferred Stock.  From the date of the Purchase Agreement until March 31, 2011 (the “Participation Period”), the conversion price of the Series C Preferred Stock is subject to full-ratchet price protection in the event the Company issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less than the conversion price of the Series C Preferred Stock then in effect.  In addition, the number of shares of Common Stock into which the Series C Preferred Stock is convertible is subject to adjustment to reflect subdivisions or combinations of our Common Stock such as through stock splits, dividends, distributions and similar adjustments to the Company’s capital stock.

During the Participation Period, the Reporting Person has a right of co-sale in the event the Company enters into an equity or equity-linked capital raising transaction with a third party in excess of $3 million.  In such an event, should such right of co-sale be accepted by the Reporting Person, the Reporting Person has the right to sell their shares of Series C Preferred Stock (the “Conversion Shares”) to such third party and receive the following consideration; (i) during the ninety day period following the date of the Purchase Agreement (the “First Period”) $0.75 per Conversion Share; (ii) during the ninety day period following the First Period (the “Second Period”) $1.00 per Conversion Share; (iii) during the ninety day period following the Second Period (the “Third Period”) $1.25 per Conversion Share; and (iv) during the period following the Third Period until the expiration of the Participation Period (the “Final Period”) $1.50 per Conversion Share.

The Conversion Warrant issued pursuant to the terms of the July 2010 Purchase Agreement is exercisable for 201,041 shares of Common Stock, at an exercise price of $0.50 per share (subject to adjustment).  The Conversion Warrant vests 33% immediately and 33% on each of the first and second anniversaries of the date of grant.  Each vested portion of the Conversion Warrant is exercisable for a 5-year period beginning on the date of vesting.  Until March 31, 2011, the exercise price of the Conversion Warrant is subject to the same full-ratchet price protection and share adjustments as the Series C Preferred Stock.  In addition, the number of shares of Common Stock subject to each Conversion Warrant is subject to adjustment to reflect subdivisions or combinations of the Company’s Common Stock such as through stock splits, dividends, distributions and similar adjustments to the Company’s capital stock.

The Reporting Person intends to review his investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert and/or exercise all or a portion of the shares of Series C Preferred Stock, the Conversion Warrant, or other warrants or stock options held by the Reporting Person and/or increase or decrease the size of his investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, the Reporting Persons has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5.   Interest in Securities of the Issuer .

The information set forth in Item 5 of the Original Statement is hereby amended by the following:

(a)    According to the Issuer, there were 17,276,704 shares of Common Stock outstanding as of July 12, 2010.  The Reporting Person may be deemed the beneficial owner of 2,269,678 shares of Common Stock, which represents 12.1% of the outstanding shares of Common Stock.  Such amount includes (i) 800,513 shares of Common Stock owned jointly by the Reporting Person and his wife, (ii) 31,110 shares of Common Stock that may be deemed beneficially owned by the Reporting Person, (iii) 201,041 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, (iv) 67,014 shares issuable upon exercise of fully-vested stock purchase warrants and (iv) 1,170,000 shares of Common Stock issuable upon exercise of fully-vested stock options.

(b)            The Reporting Person exercises sole voting and dispositive power with respect to (i) 1,170,000 shares of Common Stock issuable upon exercise of fully-vested stock options, (ii) 201,041 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and (iii) 67,014 shares issuable upon exercise of fully-vested stock purchase warrants.

                       The Reporting Person may be deemed to exercise shared voting and dispositive power with respect to the 831,623 shares of Common Stock that may be deemed beneficially owned by the Reporting Person.  Of these 831,623 shares of Common Stock, (i) 15,555 shares of Common Stock are held by the Reporting Person’s adult son, Joshua Sokolow, (ii) 15,555 shares of Common Stock are held by the Reporting Person’s wife as custodian for the Reporting Person’s minor son, and (iii) 800,513 shares of Common Stock are held jointly by the Reporting Person and his wife.  The Reporting Person expressly disclaims beneficial ownership of the shares of common stock held by Joshua Sokolow and by Sharon Sokolow as custodian for the Reporting Person’s minor son, and this Statement shall not be deemed an admission that the Reporting Person is the beneficial owner of these shares.

                       Sharon Sokolow has a residence address at 19783 115th Avenue S., Boca Raton Florida, 33498 and is unemployed.  Joshua Sokolow has a residence address at 19783 115th Avenue S., Boca Raton Florida, 33498 and is a student.  During the last five years, neither Sharon Sokolow nor Joshua Sokolow has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of Sharon Sokolow and Joshua Sokolow is a United States citizen.

             (c)            Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's shares effected during the past sixty days by the Reporting Person.

             (d)            No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock.

             (e)            Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

In addition to the description set forth in Items 3 and 4 above, the July 2010 Purchase Agreement contains customary representations and warranties and covenants. The July 2010 Purchase Agreement is attached as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 14, 2010 and incorporated by reference herein.  The terms and conditions of the July 2010 Purchase Agreement, the Series C Preferred Stock and the Conversion Warrant issued thereunder, are further described in Item 4 and Item 5 above and are incorporated by reference herein.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Company has agreed to use its best efforts to register (i) the shares of Common Stock that are issuable upon conversion of the Series C Preferred Stock and (ii) the shares of Common Stock upon issuable upon exercise of the Conversion Warrant (collectively, “Registrable Shares”).  Subject to SEC Guidance and the rights of the St. Cloud Registrable Securities, as defined in the Registration Rights Agreement, the Company is required to prepare and file with the SEC a registration statement within 90 days following the closing of this transaction and shall use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, but in any event within 180 days following the closing of this transaction.  The Registration Rights Agreement is attached as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 14, 2010 and incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits.

1
Securities Purchase Agreement, dated as of July 12, 2010, by and between the Company and the Investors signatory thereto (incorporated by reference from Exhibit 10.35 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

2
Certificate of Designation of Series C Preferred Stock as filed with the Delaware Secretary of State (incorporated by reference from Exhibit 3.8 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

3
Certificate of Correction to the Certificate of Designation of Series C Preferred Stock as filed with the Delaware Secretary of State (incorporated by reference from Exhibit 3.9 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

4	Form of Warrant, dated July 12, 2010, issued by the Company to investors (incorporated by reference from Exhibit 4.9 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

5
Registration Rights Agreement, dated as of July 12, 2010, by and between the Company and the Investors signatory thereto (incorporated by reference from Exhibit 10.36 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2010

/S/ LEONARD J. SOKOLOW
Leonard J. Sokolow